Mail Stop 3720

February 5, 2007

Via U.S. Mail

Mr. Eli Gendler
Chief Financial Officer
Vocaltec Communications Ltd.
60 Medinat Hayehudim Street
Herzliya
Israel

        RE: **Vocaltec Communications, Ltd.**
                  Form 20-F for the Year ended December 31, 2005
                  Filed April 21, 2006
                  File No. 000-27648

Dear Mr. Gendler:

We have reviewed your supplemental response letter dated January 11, 2007 as well as your filing and have the following comment. As noted in our comment letter dated December 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note your response to comment 1. Note that we do not believe your accounting for the reverse acquisition with Tdsoft as share reverse split complies with US GAAP. Please revise to retroactively restate your historical stockholders' equity to reflect the transaction as a reverse recapitalization. In addition, in view of the fact that Vocaltec issued 3,481,506 Ordinary shares to you to effect the reverse merger on November 24, 2005 and retained the 1,162,142 Ordinary shares thereafter, the number of shares issued, i.e. the 3,481,506 shares, should have been used in retroactively restating your prior year earning per share data. Also, in 2005, your weighted average number of shares for earning per share computation should treat this issuance as outstanding up to November 24, 2005, and treat the entire 4,661,627 shares outstanding for the remaining of the year. Please revise your financial statements accordingly.

*   *   *   *

Please respond to the above comment within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
450 Fifth Street, N.W.
Washington, D.C. 20549



FACSIMILE TRANSMITTAL

February 5, 2007

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Mr. Eli Gendler

Organization: Vocaltec Communications, Ltd.

Fax Number: 972-9-955-8175

Total Number of Pages, Including Cover Sheet:

FROM: Andrew Mew
                Senior Staff Accountant,
                Division of Corporation Finance
                Telephone Number: (202) 551-3377
                Telecopier Number: (202) 772-9205

Comments: